VEON to List Kyivstar on Nasdaq in New York, Signs Letter of Intent with Cohen Circle Kyiv, New York, Dubai and Philadelphia,13 January 2025: VEON Ltd. (Nasdaq: VEON), a global digital operator (“VEON” or, together with its subsidiaries, the “Group”), and Cohen Circle Acquisition Corp. I (“Cohen Circle”), a special purpose acquisition company (Nasdaq: CCIRU), today announced the signing of a letter of intent (“LOI”) to enter into a business combination with the aim of indirectly listing Kyivstar, VEON’s digital operator in Ukraine, on the Nasdaq Stock Market LLC (“Nasdaq”) in the United States. Completion of this transaction would make Kyivstar the first purely Ukrainian investment opportunity to be publicly listed on a U.S. stock exchange, enabling U.S. and other international investors to participate more directly in Kyivstar’s growth and the broader recovery of the Ukrainian economy. Kyivstar is Ukraine’s leading digital operator, with the country’s largest mobile and fixed-line connectivity businesses that serve nearly 24 million connectivity customers. Kyivstar’s portfolio of digital services includes the digital healthcare platform Helsi with a registered user base of 28 million and the entertainment streaming platform, Kyivstar TV. Kyivstar is a leading provider of enterprise services in Ukraine, supporting Ukrainian businesses with cloud, cybersecurity and AI solutions, a growing player in the software development landscape of Ukraine via Kyivstar Tech, and a preferred partner for international technology companies, having most recently signed a groundbreaking agreement with Starlink to bring direct-to-cell satellite connectivity to Ukraine to enhance the resilience of communication. “We are proud to be opening American and global markets for Ukraine with Kyivstar's benchmark Nasdaq listing. As Ukraine's largest private investor, this milestone amplifies our 'Invest in Ukraine NOW!' campaign, showcasing the country’s growth potential and offering American investors direct access to its future economic opportunities,” said Augie K Fabela II, Chairman and Founder of VEON. “The agreement that we have reached with Cohen Circle is a significant step in VEON’s ambition of crystallizing value for our investors, including through the listings of our key assets where relevant. It also underscores our commitment to rebuilding Ukraine through investments. We are excited to see investor interest in Kyivstar’s growth story and the appreciation of Ukraine’s potential. We are determined to work diligently towards the successful completion of this process, which will make Kyivstar a unique U.S.-listed opportunity for international investors while also highlighting the overall investment case for Ukraine,” said Kaan Terzioglu, VEON Group CEO. “Kyivstar possesses all of the qualities we look for as a merger partner - strong business fundamentals, excellent management and opportunities for outsized growth. We couldn’t be more excited than to partner with VEON and provide investors with a compelling opportunity to invest in the economic development of Ukraine,” said Betsy Cohen, Chairman and CEO of Cohen Circle Acquisition Corp. I. The LOI will enable VEON and Cohen Circle to explore a business combination between VEON Holdings B.V. (“VEON Holdings”) and Cohen Circle with the aim of indirectly listing Kyivstar, a wholly owned subsidiary of VEON Holdings, on Nasdaq (the “Business Combination”). VEON will continue to hold a majority stake in such publicly listed entity. The parties expect to announce additional details regarding the Business Combination upon the execution of a definitive agreement, which is anticipated to take place by the second quarter of 2025. As part of the preparation for the Business Combination, VEON will undertake a pre-transaction reorganization of VEON Holdings (the “Reorganization”). This Reorganization will be consummated through a Dutch legal demerger, as a result of which VEON Holdings, which will remain domiciled in the Netherlands, will hold only Kyivstar and its subsidiaries and certain other select assets and liabilities. A newly incorporated entity will hold VEON’s other core operating subsidiaries and assets. VEON has commenced the process of this demerger by filing the demerger proposal and accompanying documents with the Dutch Chamber of Commerce today. The Reorganization is expected to be completed by March 2025. Further information on the demerger process can be found on the Company’s website: https://www.veon.com/investors To facilitate the aforementioned actions, VEON Holdings today also launches a consent solicitation to obtain consent from the holders of its bonds maturing in 2027 (ISIN: Reg S: XS2824764521/ Rule 144A: XS2824766146) (the “2027 Notes”). The consent solicitation is being made on the terms and subject to the conditions contained in the consent solicitation memorandum dated 13 January 2025 (the “Consent Solicitation Memorandum”). A copy of the Consent Solicitation Memorandum (subject to distribution restrictions) can be obtained from the tabulation agent (Kroll Issuer Services Limited). ICBC and Jefferies will be acting as Solicitation Agents on the consent.

About VEON VEON is a Nasdaq-listed digital operator headquartered in the Dubai International Financial Center that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. For more information visit: www.veon.com About Cohen Circle Cohen Circle is a special purpose acquisition company sponsored by Cohen Circle, LLC and formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more technology and/or financial services businesses. Cohen Circle is listed on the NASDAQ under the symbol “CCIRU.” No Offer or Solicitation This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed Business Combination. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Forward-Looking Statements This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to, among other things, the proposed transactions, including the execution and timing of entering into a definitive agreement in connection with the Business Combination and the Reorganization, and the expected timing of completing the proposed transactions, the expectation that Kyivstar will be the first purely Ukrainian investment opportunity to be publicly listed on a U.S. stock exchange, the expected impact of the proposed Business Combination, including investor interest in Kyivstar and Ukraine, the intended outcome of the consent solicitation process and the future structure of the Group. These statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause VEON’s or the Special Purpose Acquisition Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward- looking statements in this press release, including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination (including before any definitive agreement in connection with the Business Combination is entered into); the outcome of any legal proceedings that may be instituted against VEON Ltd., any of its subsidiaries or others following the announcement of the Business Combination; the inability to complete the Business Combination due to the failure to obtain the necessary board and shareholder approvals or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination or the contemplated reorganization that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the entry into a definitive agreement for the Business Combination or a consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of VEON Ltd. as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow, retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; and other risks and uncertainties expected to be set forth in subsequent filings in the event of the entry into a definitive agreement for the Business Combination, including a proxy statement and or prospectus relating to the Business Combination expected to be filed by the Special Purpose Acquisition Company and/or a newly-formed holding company of Kyivstar in the event of the entry into a definitive agreement for the Business Combination. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward- looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. No assurances can be made that the parties will successfully negotiate and enter into a definitive agreement in respect of the Business Combination, or that the Business Combination will be consummated on the terms or timeframe currently contemplated, or at all. The Business Combination is subject to the execution of a definitive agreement, board approval of each of VEON and Cohen Circle, approval of Cohen Circle’s shareholders, regulatory approvals, and other customary conditions to closing. Contact Information VEON Hande Asik Group Director of Communication & Strategy pr@veon.com Faisal Ghori Group Director of Investor Relations ir@veon.com